UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

ReNew Energy Global plc

(Name of Issuer)

ReNew Global Class A Shares, Nominal Value $0.0001 Per Share

(Title of Class of Securities)

G7500M 104

(CUSIP Number)

David S. Thomas, Esq.

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

(212) 902-1000

With a copy to:

Nallini Puri and Sarah Lewis

2 London Wall Place

London

EC2Y 5AU

+44 20 7614 2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7500M 104

1.	Names of Reporting Persons The Goldman Sachs Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐ ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,633,476
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,633,476
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,633,476
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 4.1%[1]
14.	Type Of Reporting Person HC-CO

 (1) Based on 282,435,478 Class A Shares (“Class A Shares”) of ReNew Energy Global plc (the “Issuer”) outstanding as of February 24, 2022, as reported by the Issuer in Supplement No. 8 to the Prospectus dated October 5, 2021, as filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2022 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended (Registration No. 333-359706). In addition, the Reporting Persons beneficially own 105,863,766 non-voting Class C Shares (“Class C Shares”) of the Issuer. The amounts and percentages presented above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons Goldman Sachs & Co. LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,633,476
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,633,476
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,633,476
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 4.1%[1]
14.	Type Of Reporting Person BD-PN-IA

(1) Based on 282,435,478 Class A Shares outstanding as of February 24, 2022, as reported by the Issuer in Supplement No. 8 to the Prospectus dated October 5, 2021, as filed with the SEC on February 28, 2022 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended (Registration No. 333-359706). In addition, the Reporting Persons beneficially own 105,863,766 non-voting Class C Shares of the Issuer. The amounts and percentages above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GS Wyvern Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,633,476
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,633,476
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,633,476
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 4.1%[1]
14.	Type Of Reporting Person OO

(1) Based on 282,435,478 Class A Shares outstanding as of February 24, 2022, as reported by the Issuer in Supplement No. 8 to the Prospectus dated October 5, 2021, as filed with the SEC on February 28, 2022 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended (Registration No. 333-359706). In addition, the Reporting Persons beneficially own 105,863,766 non-voting Class C Shares of the Issuer. The amounts and percentages above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GS Capital Partners VI Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,181,071
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,181,071
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,181,071
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.5%[1]
14.	Type Of Reporting Person PN

(1) Based on 282,435,478 Class A Shares outstanding as of February 24, 2022, as reported by the Issuer in Supplement No. 8 to the Prospectus dated October 5, 2021, as filed with the SEC on February 28, 2022 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended (Registration No. 333-359706). In addition, the Reporting Persons beneficially own 105,863,766 non-voting Class C Shares of the Issuer. The amounts and percentages above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GSCP VI Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,181,071
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,181,071
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,181,071
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.5%[1]
14.	Type Of Reporting Person OO

(1) Based on 282,435,478 Class A Shares outstanding as of February 24, 2022, as reported by the Issuer in Supplement No. 8 to the Prospectus dated October 5, 2021, as filed with the SEC on February 28, 2022 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended (Registration No. 333-359706). In addition, the Reporting Persons beneficially own 105,863,766 non-voting Class C Shares of the Issuer. The amounts and percentages above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GS Capital Partners VI Offshore Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,477,246
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,477,246
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,477,246
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.2%[1]
14.	Type Of Reporting Person PN

(1) Based on 282,435,478 Class A Shares outstanding as of February 24, 2022, as reported by the Issuer in Supplement No. 8 to the Prospectus dated October 5, 2021, as filed with the SEC on February 28, 2022 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended (Registration No. 333-359706). In addition, the Reporting Persons beneficially own 105,863,766 non-voting Class C Shares of the Issuer. The amounts and percentages above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GSCP VI Offshore Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,477,246
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,477,246
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,477,246
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.2%[1]
14.	Type Of Reporting Person OO

(1) Based on 282,435,478 Class A Shares outstanding as of February 24, 2022, as reported by the Issuer in Supplement No. 8 to the Prospectus dated October 5, 2021, as filed with the SEC on February 28, 2022 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended (Registration No. 333-359706). In addition, the Reporting Persons beneficially own 105,863,766 non-voting Class C Shares of the Issuer. The amounts and percentages above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GS Capital Partners VI Parallel, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,149,387
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,149,387
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,149,387
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.4%[1]
14.	Type Of Reporting Person PN

(1) Based on 282,435,478 Class A Shares outstanding as of February 24, 2022, as reported by the Issuer in Supplement No. 8 to the Prospectus dated October 5, 2021, as filed with the SEC on February 28, 2022 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended (Registration No. 333-359706). In addition, the Reporting Persons beneficially own 105,863,766 non-voting Class C Shares of the Issuer. The amounts and percentages above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GS Advisors VI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,149,387
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,149,387
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,149,387
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.4%[1]
14.	Type Of Reporting Person OO

(1) Based on 282,435,478 Class A Shares outstanding as of February 24, 2022, as reported by the Issuer in Supplement No. 8 to the Prospectus dated October 5, 2021, as filed with the SEC on February 28, 2022 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended (Registration No. 333-359706). In addition, the Reporting Persons beneficially own 105,863,766 non-voting Class C Shares of the Issuer. The amounts and percentages above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GS Capital Partners VI GmbH & Co. KG
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 148,908
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 148,908
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 148,908
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.1%[1]
14.	Type Of Reporting Person PN

(1) Based on 282,435,478 Class A Shares outstanding as of February 24, 2022, as reported by the Issuer in Supplement No. 8 to the Prospectus dated October 5, 2021, as filed with the SEC on February 28, 2022 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended (Registration No. 333-359706). In addition, the Reporting Persons beneficially own 105,863,766 non-voting Class C Shares of the Issuer. The amounts and percentages above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons Goldman, Sachs Management GP GMBH
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 148,908
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 148,908
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 148,908
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.1%[1]
14.	Type Of Reporting Person OO

(1) Based on 282,435,478 Class A Shares outstanding as of February 24, 2022, as reported by the Issuer in Supplement No. 8 to the Prospectus dated October 5, 2021, as filed with the SEC on February 28, 2022 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended (Registration No. 333-359706). In addition, the Reporting Persons beneficially own 105,863,766 non-voting Class C Shares of the Issuer. The amounts and percentages above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons MBD 2011 Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 72,128
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 72,128
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,128
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%[1]
14.	Type Of Reporting Person PN

(1) Based on 282,435,478 Class A Shares outstanding as of February 24, 2022, as reported by the Issuer in Supplement No. 8 to the Prospectus dated October 5, 2021, as filed with the SEC on February 28, 2022 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended (Registration No. 333-359706). In addition, the Reporting Persons beneficially own 105,863,766 non-voting Class C Shares of the Issuer. The amounts and percentages above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons MBD 2011 Offshore Advisors, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 120,988
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 120,988
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,988
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%[1]
14.	Type Of Reporting Person CO

(1) Based on 282,435,478 Class A Shares outstanding as of February 24, 2022, as reported by the Issuer in Supplement No. 8 to the Prospectus dated October 5, 2021, as filed with the SEC on February 28, 2022 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended (Registration No. 333-359706). In addition, the Reporting Persons beneficially own 105,863,766 non-voting Class C Shares of the Issuer. The amounts and percentages above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons Bridge Street 2011, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 110,518
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 110,518
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 110,518
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%[1]
14.	Type Of Reporting Person PN

(1) Based on 282,435,478 Class A Shares outstanding as of February 24, 2022, as reported by the Issuer in Supplement No. 8 to the Prospectus dated October 5, 2021, as filed with the SEC on February 28, 2022 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended (Registration No. 333-359706). In addition, the Reporting Persons beneficially own 105,863,766 non-voting Class C Shares of the Issuer. The amounts and percentages above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons Bridge Street Opportunity Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 110,518
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 110,518
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 110,518
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%[1]
14.	Type Of Reporting Person OO

(1) Based on 282,435,478 Class A Shares outstanding as of February 24, 2022, as reported by the Issuer in Supplement No. 8 to the Prospectus dated October 5, 2021, as filed with the SEC on February 28, 2022 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended (Registration No. 333-359706). In addition, the Reporting Persons beneficially own 105,863,766 non-voting Class C Shares of the Issuer. The amounts and percentages above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons Bridge Street 2011 Offshore, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 48,861
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 48,861
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,861
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%[1]
14.	Type Of Reporting Person PN

(1) Based on 282,435,478 Class A Shares outstanding as of February 24, 2022, as reported by the Issuer in Supplement No. 8 to the Prospectus dated October 5, 2021, as filed with the SEC on February 28, 2022 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended (Registration No. 333-359706). In addition, the Reporting Persons beneficially own 105,863,766 non-voting Class C Shares of the Issuer. The amounts and percentages above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons West Street Energy Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,265,722
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,265,722
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,265,722
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.4%[1]
14.	Type Of Reporting Person PN

(1) Based on 282,435,478 Class A Shares outstanding as of February 24, 2022, as reported by the Issuer in Supplement No. 8 to the Prospectus dated October 5, 2021, as filed with the SEC on February 28, 2022 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended (Registration No. 333-359706). In addition, the Reporting Persons beneficially own 105,863,766 non-voting Class C Shares of the Issuer. The amounts and percentages above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons Broad Street Energy Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,398,823
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,398,823
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,398,823
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.8%[1]
14.	Type Of Reporting Person OO

(1) Based on 282,435,478 Class A Shares outstanding as of February 24, 2022, as reported by the Issuer in Supplement No. 8 to the Prospectus dated October 5, 2021, as filed with the SEC on February 28, 2022 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended (Registration No. 333-359706). In addition, the Reporting Persons beneficially own 105,863,766 non-voting Class C Shares of the Issuer. The amounts and percentages above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons West Street Energy Partners Offshore Holding-B, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 289,674
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 289,674
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 289,674
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.1%[1]
14.	Type Of Reporting Person PN

(1) Based on 282,435,478 Class A Shares outstanding as of February 24, 2022, as reported by the Issuer in Supplement No. 8 to the Prospectus dated October 5, 2021, as filed with the SEC on February 28, 2022 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended (Registration No. 333-359706). In addition, the Reporting Persons beneficially own 105,863,766 non-voting Class C Shares of the Issuer. The amounts and percentages above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons West Street Energy Partners Offshore, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 843,427
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 843,427
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 843,427
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.3% [1]
14.	Type Of Reporting Person PN

(1) Based on 282,435,478 Class A Shares outstanding as of February 24, 2022, as reported by the Issuer in Supplement No. 8 to the Prospectus dated October 5, 2021, as filed with the SEC on February 28, 2022 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended (Registration No. 333-359706). In addition, the Reporting Persons beneficially own 105,863,766 non-voting Class C Shares of the Issuer. The amounts and percentages above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons MBD 2013, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,900
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,900
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%[1]
14.	Type Of Reporting Person PN

(1) Based on 282,435,478 Class A Shares outstanding as of February 24, 2022, as reported by the Issuer in Supplement No. 8 to the Prospectus dated October 5, 2021, as filed with the SEC on February 28, 2022 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended (Registration No. 333-359706). In addition, the Reporting Persons beneficially own 105,863,766 non-voting Class C Shares of the Issuer. The amounts and percentages above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons MBD Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 47,697
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 47,697
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,697
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%[1]
14.	Type Of Reporting Person OO

(1) Based on 282,435,478 Class A Shares outstanding as of February 24, 2022, as reported by the Issuer in Supplement No. 8 to the Prospectus dated October 5, 2021, as filed with the SEC on February 28, 2022 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended (Registration No. 333-359706). In addition, the Reporting Persons beneficially own 105,863,766 non-voting Class C Shares of the Issuer. The amounts and percentages above are based only on the Class A Shares.

CUSIP No. G7500M 104

1.	Names of Reporting Persons MBD 2013 Offshore, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,797
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,797
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,797
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%[1]
14.	Type Of Reporting Person PN

(1) Based on 282,435,478 Class A Shares outstanding as of February 24, 2022, as reported by the Issuer in Supplement No. 8 to the Prospectus dated October 5, 2021, as filed with the SEC on February 28, 2022 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended (Registration No. 333-359706). In addition, the Reporting Persons beneficially own 105,863,766 non-voting Class C Shares of the Issuer. The amounts and percentages above are based only on the Class A Shares.

This Amendment No. 5 (the “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons on September 2, 2021, as amended on December 10, 2021, February 14, 2022, February 17, 2022 and as further amended on February 23, 2022 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

Item 2.	Identity and Background

The response set forth in Item 2 of the Original Schedule 13D is hereby amended by deleting Schedules I and II-B in their entirety and replacing them with Schedules I and II-B attached.

Item 4.	Purpose of Transaction

This Amendment amends Item 4 of the Original Schedule 13D to delete the paragraphs after the second paragraph under “Sale and Purchase Agreement” and replace them in their entirety with the following:

Sale of Class A Shares

On March 18, 2022, GSW sold 576,387 Class A Shares pursuant to the Issuer’s registration statement on Form F-1 as filed with the U.S. Securities and Exchange Commission on September 22, 2021 (the “Shelf Registration Statement”), at a weighted average net sale price of $8.42 per Class A Share.

On March 21, 2022, GSW sold 274,144 Class A Shares pursuant to the Shelf Registration Statement, at a weighted average net sale price of $7.98 per Class A Share.

On March 22, 2022, GSW sold 149,469 Class A Shares pursuant to the Shelf Registration Statement, at a weighted average net sale price of $7.93 per Class A Share.

On March 24, 2022, GSW sold 3,500,000 Class A Shares pursuant to the Shelf Registration Statement, at a weighted average net sale price of $6.60 per Class A Share (together with the sale on March 18, 2022, March 21, 2022 and March 22, 2022, the “Shelf Sales”).

Following the Shelf Sales described above, GSW owns 11,633,476 Class A Shares (in the form of Class A Depositary Receipts), representing approximately 4.1% of the Issuer’s total outstanding Class A Shares.

Other than as disclosed in this Statement, the GS Reporting Persons have no present plans or proposals to sell or purchase shares of the Issuer. The GS Reporting Persons reserve the right, at any time and from time to time, to formulate plans and/or make proposals or take actions with respect to their investment in the Issuer, or review or reconsider their position and/or change their plans or proposals, and/or acquire additional shares of the Issuer or dispose of shares of the Issuer beneficially owned by them, in the public market or privately negotiated transactions or otherwise.

In addition, the GS Reporting Persons may from time to time engage in discussions with management, the board of directors and/or other shareholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, articles of incorporation, regulations, corporate documents, agreements, delisting or deregistration of the Issuer.

References to and descriptions of the Business Combination Agreement, Registration Rights, Coordination and Put Option Agreement, Shareholders Agreement, the First Sale and Purchase Agreement and the Second Sale and Purchase Agreement set forth above do not purport to be complete and are qualified in their entirety by reference to the full text of the such agreements, which have been filed as Exhibits hereto and are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates the first paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

The GS Reporting Persons are no longer subject to the lock-up restrictions described above in Item 4 under “Lock-up” and the GS Reporting Persons may sell non-voting Class C Shares that may be re-designated as Class A Shares upon a sale of Class C Shares if the sale meets certain conditions as described in Item 4 under “The Class C Shares”.

As a result, the number of Class C Shares held by the GS Reporting Persons has been included in the calculation of the beneficial ownership of Class A Shares of the Issuer set out in the paragraph below solely to depict a scenario in which, as described above, the Class C Shares may be re-designated as Class A Shares upon a sale of Class C Shares that meets certain conditions. The Class C Shares are non-voting shares, and the GS Reporting Persons do not have any voting power with respect to such Class C Shares. Such Class C Shares will not be re-designated into voting Class A Shares absent the sale described in the preceding paragraph and in any event, such re-designation would only occur as a result of the sale described in the preceding paragraph.

Following the transactions described in Item 4 above, each of the GS Reporting Persons had the following beneficial ownership of Class A Shares of the Issuer (percentages are based on 282,435,478 Class A Shares outstanding as of February 24, 2022, as reported by the Issuer in Supplement No. 8 to the Prospectus dated October 5, 2021, as filed with the SEC on February 28, 2022 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended (Registration No. 333-359706), and include 105,863,766 Class C Shares beneficially owned by the GS Reporting Persons which will be re-designated as Class A Shares upon a sale of such Class C Shares that meets certain conditions as described above):

(i)	The Goldman Sachs Group had shared dispositive and voting power over 117,497,242 shares, representing 41.6% of the outstanding shares.

(ii)	Goldman Sachs, by virtue of its status as manager for GSCP Advisors VI, GSCP VI Offshore Advisors, GS Advisors VI, Goldman Sachs Management GP, Bridge Street Opportunity Advisors, MBD 2011 Offshore Advisors, Broad Street Energy Advisors and MBD Advisors and the investment manager for each of the GSW Investors, had shared dispositive and voting power over 117,497,242 shares, representing 41.6% of the outstanding shares.

(iii)	GSW had shared dispositive and voting power over 117,497,242 Class A Shares, representing 41.6% of the outstanding shares.

(iv)	GS Capital Partners VI, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 42,228,508 shares, representing 15.0% of the outstanding shares.

(v)	GSCP VI Advisors, by virtue of its status as the general partner of GS Capital Partners VI, had shared dispositive and voting power over 42,228,508 shares, representing 15.0% of the outstanding shares.

(vi)	GS Capital Partners VI Offshore Fund, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 35,119,926 shares, representing 12.4% of the outstanding shares.

(vii)	GSCP VI Offshore Advisors, by virtue of its status as the general partner of GS Capital Partners VI Offshore Fund, had shared dispositive and voting power over 35,119,926 shares, representing 12.4% of the outstanding shares.

(viii)	GS Capital Partners VI Parallel, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 11,608,726 shares, representing 4.1% of the outstanding shares.

(ix)	GS Advisors VI, by virtue of its status as the general partner of GS Capital Partners VI Parallel, had shared dispositive and voting power over 11,608,726 shares, representing 4.1% of the outstanding shares.

(x)	GS Capital Partners VI GmbH, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 1,503,963 shares, representing 0.5% of the outstanding shares.

(xi)	Goldman Sachs Management GP, by virtue of its status as the general partner of GS Capital Partners VI GmbH, had shared dispositive and voting power over 1,503,963 shares, representing 0.5% of the outstanding shares.

(xii)	MBD 2011 Holdings, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 728,484 shares, representing 0.3% of the outstanding shares.

(xiii)	Bridge Street 2011 Offshore, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 493,490 shares, representing 0.2% of the outstanding shares.

(xiv)	MBD 2011 Offshore Advisors, by virtue of its status as the general partner of MBD 2011 Holdings and Bridge Street 2011 Offshore, had shared dispositive and voting power over 1,221,974 shares, representing 0.4% of the outstanding shares.

(xv)	Bridge Street 2011, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 1,116,224 shares, representing 0.4% of the outstanding shares.

(xvi)	Bridge Street Opportunity Advisors, by virtue of its status as the general partner of Bridge Street 2011, had shared dispositive and voting power over 1,116,224 shares, representing 0.4% of the outstanding shares.

(xvii)	West Street Energy Partners, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 12,783,699 shares, representing 4.5% of the outstanding shares.

(xviii)	West Street Energy Partners Offshore Holding-B, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 2,925,683 shares, representing 1.0% of the outstanding shares.

(xix)	West Street Energy Partners Offshore, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 8,518,550 shares, representing 3.0% of the outstanding shares.

(xx)	Broad Street Energy Advisors, by virtue of its status as the general partner of West Street Energy Partners, West Street Energy Partners Offshore Holding-B and West Street Energy Partners Offshore, had shared dispositive and voting power over 24,227,932 shares, representing 8.6% of the outstanding shares.

(xxi)	MBD 2013, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 352,490 shares, representing 0.1% of the outstanding shares.

(xxii)	MBD 2013 Offshore, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 129,248 shares, representing 0.0% of the outstanding shares.

(xxiii)	MBD Advisors, by virtue of its status as the general partner of MBD 2013 and MBD 2013 Offshore, had shared dispositive and voting power over 481,738 shares, representing 0.2% of the outstanding shares.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

99.1	Business Combination Agreement, dated as of February 24, 2021, as it may be amended from time to time, by and among the Issuer, RMG II, the RMG II Representative, Merger Sub, ReNew India and the Major Shareholders (incorporated herein by reference to Exhibit 99.1 to the Original Schedule 13D).

99.2	Shareholders Agreement, dated as August 23, 2021, by and among the Issuer and each Shareholders Agreement Investor (incorporated herein by reference to Exhibit 99.2 to the Original Schedule 13D).

99.3	Registration Rights, Coordination and Put Option Agreement, dated as of August 23, 2021, by and among the Issuer, the Significant Shareholders, the Founder Investors and ReNew India (incorporated herein by reference to Exhibit 99.3 to the Original Schedule 13D).

99.4	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act, dated as of September 2, 2021, by and among the GS Reporting Persons (incorporated herein by reference to Exhibit 99.4 to the Original Schedule 13D).

99.5	Power of Attorney, relating to The Goldman Sachs Group, Inc. (incorporated herein by reference to Exhibit 99.5 to the Original Schedule 13D).

99.6	Power of Attorney, relating to Goldman, Sachs & Co. LLC (incorporated herein by reference to Exhibit 99.6 to the Original Schedule 13D).

99.7	Power of Attorney, relating to GS Wyvern Holdings Limited (incorporated herein by reference to Exhibit 99.7 to the Original Schedule 13D).

99.8	Power of Attorney, relating to GS Capital Partners VI Fund, L.P. (incorporated herein by reference to Exhibit 99.8 to the Original Schedule 13D).

99.9	Power of Attorney, relating to GSCP VI Advisors, L.L.C. (incorporated herein by reference to Exhibit 99.9 to the Original Schedule 13D).

99.10	Power of Attorney, relating to GS Capital Partners VI Offshore Fund, L.P. (incorporated herein by reference to Exhibit 99.10 to the Original Schedule 13D).

99.11	Power of Attorney, relating to GSCP VI Offshore Advisors, L.L.C. (incorporated herein by reference to Exhibit 99.11 to the Original Schedule 13D).

99.12	Power of Attorney, relating to GS Capital Partners VI Parallel, L.P. (incorporated herein by reference to Exhibit 99.12 to the Original Schedule 13D).

99.13	Power of Attorney, relating to GS Advisors VI, L.L.C. (incorporated herein by reference to Exhibit 99.13 to the Original Schedule 13D).

99.14	Power of Attorney, relating to GS Capital Partners VI GmbH & Co. KG (incorporated herein by reference to Exhibit 99.14 to the Original Schedule 13D).

99.15	Power of Attorney, relating to Goldman, Sachs Management GP GmbH (incorporated herein by reference to Exhibit 99.15 to the Original Schedule 13D).

99.16	Power of Attorney, relating to MBD 2011 Holdings, L.P. (incorporated herein by reference to Exhibit 99.16 to the Original Schedule 13D).

99.17	Power of Attorney, relating to Bridge Street 2011, L.P. (incorporated herein by reference to Exhibit 99.17 to the Original Schedule 13D).

99.18	Power of Attorney, relating to Bridge Street Opportunity Advisors, L.L.C. (incorporated herein by reference to Exhibit 99.18 to the Original Schedule 13D).

99.19	Power of Attorney, relating to Bridge Street 2011 Offshore, L.P. (incorporated herein by reference to Exhibit 99.19 to the Original Schedule 13D).

99.20	Power of Attorney, relating to MBD 2011 Offshore Advisors, Inc. (incorporated herein by reference to Exhibit 99.20 to the Original Schedule 13D).

99.21	Power of Attorney, relating to West Street Energy Partners, L.P. (incorporated herein by reference to Exhibit 99.21 to the Original Schedule 13D).

99.22	Power of Attorney, relating to West Street Energy Partners Offshore Holding-B, L.P. (incorporated herein by reference to Exhibit 99.22 to the Original Schedule 13D).

99.23	Power of Attorney, relating to West Street Energy Partners Offshore, L.P. (incorporated herein by reference to Exhibit 99.23 to the Original Schedule 13D).

99.24	Power of Attorney, relating to Broad Street Energy Advisors, L.L.C. (incorporated herein by reference to Exhibit 99.24 to the Original Schedule 13D).

99.25	Power of Attorney, relating to MBD 2013, L.P. (incorporated herein by reference to Exhibit 99.25 to the Original Schedule 13D).

99.26	Power of Attorney, relating to MBD 2013 Offshore, L.P. (incorporated herein by reference to Exhibit 99.26 to the Original Schedule 13D).

99.27	Power of Attorney, relating to MBD Advisors, L.L.C. (incorporated herein by reference to Exhibit 99.27 to the Original Schedule 13D).

99.28	Sale and Purchase Agreement dated as of February 11, 2022, by and between CPPIB and GSW (incorporated by reference to Exhibit 99.28 to the Original 13D).
99.29	Sale and Purchase Agreement dated as of February 16, 2022 by and between CPPIB and GSW (incorporated by reference to Exhibit 99.29 to the Original 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2022

THE GOLDMAN SACHS GROUP, INC.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GOLDMAN, SACHS & CO. L.L.C.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GS WYVERN HOLDINGS LIMITED

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI FUND, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GSCP VI ADVISORS, L.L.C.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GSCP VI OFFSHORE ADVISORS, L.L.C.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI PARALLEL, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GS ADVISORS VI, L.L.C.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI GMBH & CO. KG

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GOLDMAN, SACHS MANAGEMENT GP GMBH

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

MBD 2011 HOLDINGS, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

BRIDGE STREET 2011 OFFSHORE, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

MBD 2011 OFFSHORE ADVISORS, INC.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

BRIDGE STREET 2011, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

BRIDGE STREET OPPORTUNITY ADVISORS, L.L.C.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WEST STREET ENERGY PARTNERS, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WEST STREET ENERGY PARTNERS OFFSHORE HOLDING-B, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WEST STREET ENERGY PARTNERS OFFSHORE, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

BROAD STREET ENERGY ADVISORS, L.L.C.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

MBD 2013, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

MBD 2013 OFFSHORE, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

MBD ADVISORS, L.L.C.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

SCHEDULE I

The name of each director and executive officer of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India, and Mark O. Winkelman, who is a citizen of the Netherlands. Philip R. Berlinski is also a citizen of Belgium and the United Kingdom, and Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

David M. Solomon	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.
Philip R. Berlinski	Global Treasurer of The Goldman Sachs Group, Inc.
M. Michele Burns	Former Chairman and Chief Executive Officer, Mercer LLC; Former Chief Financial Officer of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.
Denis P. Coleman III	Chief Financial Officer of The Goldman Sachs Group, Inc.
Drew G. Faust	Professor and Former President of Harvard University
Mark A. Flaherty	Former Vice Chairman, Wellington Management Company
Sheara J. Fredman	Chief Accounting Officer of The Goldman Sachs Group, Inc.
Kimberley D. Harris	Executive Vice President of Comcast Corporation; Executive Vice President and General Counsel of NBCUniversal
Ellen J. Kullman	President and Chief Executive Officer of Carbon, Inc.
Brian J. Lee	Chief Risk Officer of The Goldman Sachs Group, Inc.
Lakshmi N. Mittal	Executive Chairman of ArcelorMittal S.A.
Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners
Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.
John F.W. Rogers	Executive Vice President of The Goldman Sachs Group, Inc.
Kathryn H. Ruemmler	Chief Legal Officer and General Counsel of The Goldman Sachs Group, Inc.
Ericka T. Leslie	Chief Administrative Officer of The Goldman Sachs Group, Inc.
Jan E. Tighe	Former Vice Admiral, United States Navy
Jessica R. Uhl	Chief Financial Officer of Shell plc (retiring March 31, 2022)
David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.
John E. Waldron	President and Chief Operating Officer of The Goldman Sachs Group, Inc.
Mark O. Winkelman	Private Investor

SCHEDULE II-B

The name, position and present principal occupation of each executive officer and director of (i) GSW, (ii) GSCP VI Advisors, the sole general partner of GS Capital Partners VI, (iii) GSCP VI Offshore Advisors, the sole general partner of GS Capital Partners VI Offshore Fund, (iv) GS Advisors VI, the sole general partner of GS Capital Partners VI Parallel, (v) Goldman Sachs Management GP, the sole general partner of GS Capital Partners VI GmbH, (vi) MBD 2011 Offshore Advisors, the sole general partner of MBD 2011 Holdings and Bridge Street 2011 Offshore, (vii) Bridge Street Opportunity Advisors, the sole general partner of Bridge Street 2011, (viii) Broad Street Energy Advisors, the sole general partner of West Street Energy Partners, West Street Energy Partners Offshore Holding-B and West Street Energy Partners Offshore and (ix) MBD Advisors, the sole general partner of MBD 2013 and MBD 2013 Offshore, are set forth below.

The business address for all the executive officers listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of each of Joseph P. DiSabato, Mark Midle, Jason Kreuziger, and David Campbell is 555 California Street, San Francisco, CA 94104. The business address of each of Oksana Beard, David Bell, Justin Betzen, Katherine Bloom, Michael Dalton, Michael Watts, Christopher (Chance) Monroe, Kyle Kendall, James Huckaby, Christopher Nelson, Clayton Wilmer and Daniel Farrar is 2001 Ross Avenue, Suite 2800, Dallas, TX 75201. The business address of Johanna Volpi is 30 Hudson Street, Jersey City, NJ 07302. The business address of each of David Miller, Taylor Mefford and Gregory Watts is 11605 Haynes Bridge Rd. Suite 695, Alpharetta, GA 30009. The business address of Ryan Flanagan is 8105 Irvine Center Dr #560, Irvine, CA 92618. The business address of Michael Bruun is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, England. The business address of each of York Shin Lim Voon Kee, Chan Quet Yew Chan Hon Sen and Teddy Lo Seen Chong is Intercontinental Trust Limited, Level 3, Alexander House, 35 Cybercity, Ebene 72201, Mauritius. The business address of Takuma Higuchi is Roppongi Hills Mori Tower, 6-10-1, Roppongi, Minato-ku, Tokyo 106-6147, Japan.

All executive officers listed below are United States citizens, except as follows: Cedric Lucas is a citizen of France; Adrian M. Jones is a citizen of Ireland; Anthony Arnold is a citizen of the United Kingdom; Harsh Nanda is a citizen of India; David Campbell is a citizen of Australia; Nicole Agnew, Gregory Olafson, Chris Kojima and Sebastien Gagnon are citizens of Canada; Michael Bruun is a citizen of Denmark; York Shin Lim Voon Kee and Chan Quet Yew Chan Hon Sen are citizens of the Republic of Mauritius; Takuma Higuchi is a citizen of Japan; and Teddy Lo Seen Chong is a citizen of the Republic of Mauritius and Canada.

Name	Position	Present Principal Occupation
Richard A. Friedman	President	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Vice President	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alex Chi	Vice President	Managing Director of Goldman Sachs & Co. LLC
Darren Cohen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Thomas G. Connolly	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joseph P. DiSabato	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jeffrey M. Fine	Vice President	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Vice President	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Vice President	Managing Director of Goldman Sachs & Co. LLC
Adrian M. Jones	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alan S. Kava	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Vice President	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Vice President	Managing Director of Goldman Sachs & Co. LLC
David Miller	Vice President	Managing Director of Goldman Sachs & Co. LLC
Hillel Moerman	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jo Natauri	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gregory Olafson	Vice President	Managing Director of Goldman Sachs & Co. LLC

Kenneth Pontarelli	Vice President	Managing Director of Goldman Sachs & Co. LLC
Laurie E. Schmidt	Vice President & Treasurer	Managing Director of Goldman Sachs & Co. LLC
Leonard Seevers	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gaurav Seth	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael Ungari	Vice President	Managing Director of Goldman Sachs & Co. LLC
Vikas Agrawal	Vice President	Managing Director of Goldman Sachs & Co. LLC
Daniel Alger	Vice President	Managing Director of Goldman Sachs & Co. LLC
Patrick Armstrong	Vice President	Managing Director of Goldman Sachs & Co. LLC
Oksana Beard	Vice President	Managing Director of Goldman Sachs & Co. LLC
David Bell	Vice President	Managing Director of Goldman Sachs & Co. LLC
Allison Beller	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jeffrey Bernstein	Vice President	Managing Director of Goldman Sachs & Co. LLC
Justin Betzen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Katherine Bloom	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jeff Boyd	Vice President	Managing Director of Goldman Sachs & Co. LLC
Steven Budig	Vice President	Managing Director of Goldman Sachs & Co. LLC
David Campbell	Vice President	Managing Director of Goldman Sachs & Co. LLC
David Castelblanco	Vice President	Managing Director of Goldman Sachs & Co. LLC
Omar Chaudhary	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alexander Cheek	Vice President	Managing Director of Goldman Sachs & Co. LLC
William Chen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael Dalton	Vice President	Managing Director of Goldman Sachs & Co. LLC
Dirk Degenaars	Vice President	Managing Director of Goldman Sachs & Co. LLC
Johanna Diaz	Vice President	Managing Director of Goldman Sachs & Co. LLC
Terence Doherty	Vice President	Managing Director of Goldman Sachs & Co. LLC
Ryan Flanagan	Vice President	Managing Director of Goldman Sachs & Co. LLC
Sebastien Gagnon	Vice President	Managing Director of Goldman Sachs & Co. LLC
Andrea Gift	Vice President	Managing Director of Goldman Sachs & Co. LLC
Philip Grovit	Vice President	Managing Director of Goldman Sachs & Co. LLC
Ashwin Gupta	Vice President	Managing Director of Goldman Sachs & Co. LLC
James Huckaby	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jonathan Hunt	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kyle Kendall	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher Kojima	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jason Kreuziger	Vice President	Managing Director of Goldman Sachs & Co. LLC
Lee Levy	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christina Sun Li	Vice President	Managing Director of Goldman Sachs & Co. LLC
Cedric Lucas	Vice President	Managing Director of Goldman Sachs & Co. LLC
Taylor Mefford	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mark Midle	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher Monroe	Vice President	Managing Director of Goldman Sachs & Co. LLC
Antoine Munfa	Vice President	Managing Director of Goldman Sachs & Co. LLC
Harsh Nanda	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher Nelson	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jeff Possick	Vice President	Managing Director of Goldman Sachs & Co. LLC
Andrew Rhee	Vice President	Managing Director of Goldman Sachs & Co. LLC
Brady Schuck	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gabriella Skirnick	Vice President	Managing Director of Goldman Sachs & Co. LLC
Cleaver Sower	Vice President	Managing Director of Goldman Sachs & Co. LLC
Holger Staude	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joseph Sumberg	Vice President	Managing Director of Goldman Sachs & Co. LLC
Peter Vermette	Vice President	Managing Director of Goldman Sachs & Co. LLC
Sherry Wang	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gregory Watts	Vice President	Managing Director of Goldman Sachs & Co. LLC
Letitia Webster	Vice President	Managing Director of Goldman Sachs & Co. LLC

Mark Wetzel	Vice President	Managing Director of Goldman Sachs & Co. LLC
Andrew White	Vice President	Managing Director of Goldman Sachs & Co. LLC
Charles Cognata	Vice President	Managing Director of Goldman Sachs & Co. LLC
William Y. Eng	Vice President	Vice President of Goldman Sachs & Co. LLC
Scott Kilpatrick	Vice President	Vice President of Goldman Sachs & Co. LLC
Michael Watts	Vice President	Managing Director of Goldman Sachs & Co. LLC
Clayton Wilmer	Vice President	Managing Director of Goldman Sachs & Co. LLC
Carey Ziegler	Vice President & Secretary	Managing Director of Goldman Sachs & Co. LLC
David Thomas	Vice President, Assistant Secretary & Assistant General Counsel	Managing Director of Goldman Sachs & Co. LLC
Getty Chin	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Daniel Farrar	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Kirsten Frivold Imohiosen	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Larry Kleinman	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Harvey Shapiro	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Johanna Volpi	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Michael J. Perloff	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kerri Bagnaturo	Vice President	Vice President of Goldman Sachs & Co. LLC
Michael Schramm	Managing Director	Managing Director of Goldman Sachs International
Michael Bruun	Managing Director	Managing Director of Goldman Sachs International
Takuma Higuchi	Vice President	Vice President of Goldman Sachs Japan Co., Ltd.
York Shin Lim Voon Kee	Chief Executive Officer	Chief Executive Officer of Intercontinental Trust Ltd.
Teddy Lo Seen Chong	Finance Director	Finance Director of Intercontinental Trust Ltd.
Chan Quet Yew Chan Hon Sen	Partner	Partner of Andersen (Mauritius) Ltd.